Writer's Direct Dial: (212) 225-2510 E-Mail: wgorin@cgsh.com

February 3, 2010

BY EDGAR AND FACSIMILE

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2009 Filed June 23, 2009 File No. 1-06439

Dear Mr. Spirgel,

On behalf of our client Sony Corporation (“Sony”), I am writing to request an extension of the expected timing of Sony’s response to the January 27, 2010 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2009.

Due to the nature of the Staff’s comments and the complexity of certain of the issues presented, Sony would appreciate receiving approval from the Staff to file its response on or about March 1, 2010.

If you have questions or require additional information, please do not hesitate to contact me at 212-225-2510.

Mr. Larry Spirgel, p. 2

Very truly yours,

/s/ William F. Gorin
William F. Gorin

cc:	Mr. Nobuyuki Oneda, Executive Deputy President and Chief Financial Officer, Sony Corporation
Ms. Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation
Ms. Ivette Leon, Associate Chief Accountant, Division of Corporation Finance, Securities and Exchange Commission
Ms. Kathryn Jacobson, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission